                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                Schedule 13E-3
                       Rule 13e-3 Transaction Statement
      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                        SUNSTONE HOTEL INVESTORS, INC.
                             (Name of the Issuer)

                        SUNSTONE HOTEL INVESTORS, INC.
                            SHP ACQUISITION, L.L.C.
                            SHP INVESTORS SUB, INC.
                     (Name of Person(s) Filing Statement)

                         COMMON STOCK, $0.01 PAR VALUE
                        (Title of Class of Securities)

                                  867933 10 3
                     (CUSIP Number of Class of Securities)



     R. TERRENCE CROWLEY                          JONATHAN H. PAUL
SUNSTONE HOTEL INVESTORS, INC.                 SHP ACQUISITION, L.L.C.
     903 CALLE AMANECER               c/o WESTBROOK REAL ESTATE PARTNERS, L.L.C.
SAN CLEMENTE, CALIFORNIA 92673                  599 LEXINGTON AVENUE
       (949) 369-4230                            NEW YORK, NY 10022
                                                  (212) 849-8839




            (Name, Address and Telephone Number of Person Authorized
               to Receive Notices and Communications on Behalf of
                          Person(s) Filing Statement)



                          ---------------------------
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                                                                               2



                                   Copies to:


        LAURA HUNTER, ESQ.                   RICHARD CAPELOUTO, ESQ.
        ROGER COHEN, ESQ.                     BRIAN M. STADLER, ESQ.
  BROBECK, PHLEGER & HARRISON LLP           SIMPSON THACHER & BARTLETT
       38 TECHNOLOGY DRIVE                    425 LEXINGTON AVENUE
     IRVINE, CALIFORNIA 92618                NEW YORK, NEW YORK  10017
        (949) 790-6300                          (212) 455-2000


     PHILLIP GORDON, ESQ.                 STEVEN L. LICHTENFELD, ESQ.
       ALTHEIMER & GRAY                       BATTLE FOWLER LLP
     10 SOUTH WACKER DRIVE                   75 EAST 55th STREET
      CHICAGO, IL 60606                   NEW YORK, NEW YORK 10021
        (312) 715-4000                         (212) 856-7000

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                                                                               3

This statement is filed in connection with (check the appropriate box):

a.   [x]   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.   [_]   The filing of a registration statement under the Securities Act of
           1933.
c.   [_]   A tender offer.
d.   [_]   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [x]



                           Calculation of Filing Fee
--------------------------------------------------------------------------------
       Transaction Valuation*                          Amount of Filing Fee

           $438,874,389                                      $87,775
--------------------------------------------------------------------------------

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

* For purposes of calculation of the filing fee only. This amount is based upon a merger involving the cancellation of 39,757,386 shares of common stock, par value $0.01, of Sunstone Hotel Investors, Inc. at $10.41 cash per share and 250,000 shares of Preferred Stock of Sunstone Hotel Investors, Inc. at $100.00 per share. Pursuant to, and as provided by, Rule 0-11 under the Securities Exchange Act of 1934, as amended, the amount required to be paid with the filing of this Schedule 13E-3 is $87,775.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
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                                                                               4



Amount previously paid: $87,775        Filing Party:  Sunstone Hotel
                                                      Investors, Inc.

Form or registration No.: Preliminary Schedule 14A  Date Filed:  August 18, 1999

          This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed jointly by Sunstone Hotel Investors, Inc., a Maryland corporation (the "Company"), SHP Acquisition, L.L.C., a Delaware limited liability company ("SHP Acquisition"), and SHP Investors Sub, Inc., a Maryland corporation ("SHP Investors Sub"), in connection with the proposed merger of SHP Investors Sub with and into the Company (the "Merger"), pursuant to an Agreement and Plan of Merger, dated as of July 12, 1999 (the "Merger Agreement"), by and among the Company, SHP Acquisition and SHP Investors Sub.

          Upon the effectiveness of the Merger (the "Effective Time"), each share of common stock, par value $0.01 per share, of the Company issued and outstanding immediately prior to the Effective Time will be converted into the right to receive $10.35 in cash, as adjusted as provided in the Merger Agreement, and each share of the Company's Class A Cumulative Convertible Preferred Stock, $0.01 par value per share, issued and outstanding immediately prior to the Effective Time, will be converted into the right to receive $100.00, together with all accrued dividends, in cash.

          This Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a proxy statement filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Proxy Statement"). A copy of the Proxy Statement is attached hereto as Exhibit 99.1.

          The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in this Schedule 13E-3. The information contained in the Proxy Statement, including all appendices thereto, is expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement and the appendices thereto. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Proxy Statement.
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                                                                               5

                                 CROSS REFERENCE SHEET

Item Number
and Caption in
Schedule 13E-3      Location in the Proxy Statement
--------------      -------------------------------

1. Issuer and
Class of Security
Subject to the
Transaction

(a)                 "MATTERS RELATING TO THE MERGER PROPOSALS--GENERAL--
                    SUNSTONE"

(b)                 COVER PAGE, "SUMMARY--VOTING SECURITIES AND VOTES
                    REQUIRED;" and "INFORMATION CONCERNING THE SPECIAL MEETING-- RECORD DATE, QUORUM DATE; QUORUM; OUTSTANDING COMMON STOCK AND PREFERRED STOCK ENTITLED TO VOTE"

(c)                 "COMMON STOCK MARKET PRICE INFORMATION; DIVIDEND
                    INFORMATION"

(d)                 "COMMON STOCK MARKET PRICE INFORMATION; DIVIDEND
                    INFORMATION"

(e)                 "COMMON STOCK MARKET PRICE INFORMATION; DIVIDEND
                    INFORMATION"

(f)                 *
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                                                                               6

2. Identity and
Background

(a) - (g)           "SUMMARY;" "MATTERS RELATING TO THE MERGER PROPOSALS--
                    GENERAL--SUNSTONE;" "MATTERS RELATING TO THE MERGER
                    PROPOSALS--GENERAL--SHP ACQUISITION AND SHP INVESTORS
                    SUB;" "MANAGEMENT OF SUNSTONE;" and "MANAGEMENT OF SHP
                    ACQUISITION AND SHP INVESTORS SUB; MEMBERS OF SHP
                    ACQUISITION"

3. Past Contacts,
Transactions or
Negotiations

(a)(1) "MATTERS RELATING TO THE MERGER PROPOSALS--BACKGROUND OF THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSALS-- INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON;" and "CERTAIN RELATIONSHIPS AND TRANSACTIONS"

(a)(2) "MATTERS RELATING TO THE MERGER PROPOSALS--BACKGROUND OF THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSALS-- PURPOSE AND STRUCTURE OF THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSALS--INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON;" "CERTAIN RELATIONSHIPS AND TRANSACTIONS;" and "SUMMARY--OPERATING PARTNERSHIP MERGER"

(b)                 "MATTERS RELATING TO THE MERGER PROPOSALS--BACKGROUND OF
                    THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSALS-- INTERESTS
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                                                                               7

                    OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON;" and "CERTAIN RELATIONSHIPS AND TRANSACTIONS"

4. Terms of the
Transaction

(a) "SUMMARY;" "MATTERS RELATING TO THE MERGER PROPOSALS;" and "THE MERGER AND THE MERGER AGREEMENT (ITEM NO. 1)--THE MERGER"

(b) "SUMMARY;" "MATTERS RELATING TO THE MERGER PROPOSALS;" and "THE MERGER AND THE MERGER AGREEMENT (ITEM NO. 1)--THE MERGER"

5. Plans or
Proposals of the
Issuer or Affiliate

(a) - (g)           "SUMMARY--OPERATING PARTNERSHIP MERGER;" "MATTERS RELATING
                    TO THE MERGER PROPOSALS--PURPOSE AND STRUCTURE OF THE
                    MERGER;" "MATTERS RELATING TO THE MERGER PROPOSALS--
                    INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON;"
                    "MATTERS RELATING TO THE MERGER PROPOSALS--CERTAIN
                    CONSEQUENCES OF THE MERGER;" "MATTERS RELATING TO THE MERGER
                    PROPOSALS--PLANS FOR SUNSTONE AFTER THE MERGER;" "THE
                    MERGER AND THE MERGER AGREEMENT (ITEM NO. 1)--THE MERGER;"
                    "MATTERS RELATING TO THE MERGER PROPOSALS--FINANCING;
                    SOURCE OF FUNDS;" and "COMMON STOCK MARKET PRICE
                    INFORMATION; DIVIDEND INFORMATION"
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                                                                               8

6. Source and Amount
of Funds or Other
Consideration

(a) - (c)           "SUMMARY -- FAIRNESS OPINION;" "SUMMARY -- FINANCING; SOURCE
                    OF FUNDS;" "MATTERS RELATING TO THE MERGER PROPOSALS --
                    FINANCING; SOURCE OF FUNDS;" and "MATTERS RELATING TO THE
                    MERGER PROPOSALS -- FEES AND EXPENSES"

(d)                 *

7. Purpose(s),
Alternatives,
Reasons and Effects

(a) - (c)           "SUMMARY -- PURPOSE, STRUCTURE AND EFFECTS OF THE MERGER;"
                    "MATTERS RELATING TO THE MERGER PROPOSALS -- BACKGROUND OF
                    THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSALS --
                    PURPOSE AND STRUCTURE OF THE MERGER;" "MATTERS RELATING TO
                    THE MERGER PROPOSALS -- BENEFITS AND DETRIMENTS OF THE
                    MERGER TO SHP ACQUISITION;" "MATTERS RELATING TO THE MERGER
                    PROPOSALS -- RECOMMENDATION OF THE SPECIAL COMMITTEE OF THE
                    BOARD OF DIRECTORS; FAIRNESS OF THE MERGER;" "MATTERS
                    RELATING TO THE MERGER PROPOSALS -- OPINION OF THE
                    INDEPENDENT FINANCIAL ADVISOR;" and "MATTERS RELATING TO THE
                    MERGER PROPOSALS -- POSITION OF SHP ACQUISITION AND SHP
                    INVESTORS SUB"

(d)                 "SUMMARY--PURPOSE, STRUCTURE AND EFFECTS OF THE MERGER;"
                    "SUMMARY--CONFLICTS OF INTEREST OF OFFICERS AND DIRECTORS OF SUNSTONE;" "SUMMARY--FEDERAL INCOME TAX CONSEQUENCES;" "MATTERS RELATING TO THE MERGER PROPOSALS--

                    PURPOSE AND STRUCTURE OF THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSALS--BENEFITS AND DETRIMENTS OF THE MERGER TO SHP ACQUISITION;" "MATTERS RELATING TO THE MERGER PROPOSALS--RECOMMENDATION OF THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS; FAIRNESS OF THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSALS--BENEFITS AND DETRIMENTS TO NONAFFILIATED STOCKHOLDERS;" "MATTERS RELATING TO THE MERGER PROPOSALS--INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON;" "MATTERS RELATING TO THE MERGER PROPOSALS-- CERTAIN CONSEQUENCES OF THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSALS--PLANS FOR SUNSTONE AFTER THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSALS--MATERIAL FEDERAL TAX CONSEQUENCES;" "MATTERS RELATING TO THE MERGER PROPOSALS--LITIGATION REGARDING THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSALS--ACCOUNTING TREATMENT;" and "THE MERGER AND THE MERGER AGREEMENT (ITEM NO. 1)--THE MERGER"

8. Fairness of the
Transaction

(a) - (f)           "SUMMARY--RECOMMENDATION OF THE BOARD OF DIRECTORS AND THE
                    SPECIAL COMMITTEE;" "INFORMATION CONCERNING THE SPECIAL
                    MEETING--VOTE REQUIRED;" "MATTERS RELATING TO THE MERGER
                    PROPOSALS--BACKGROUND OF THE MERGER;" "MATTERS RELATING TO
                    THE MERGER PROPOSALS--PURPOSE AND STRUCTURE OF THE
                    MERGER;" "MATTERS RELATING TO THE MERGER

                    PROPOSALS--RECOMMENDATION OF THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS; FAIRNESS OF THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSALS--POSITION OF SHP ACQUISITION AND SHP INVESTORS SUB;" "MATTERS RELATING TO THE MERGER PROPOSALS--BENEFITS AND DETRIMENTS TO NONAFFILIATED STOCKHOLDERS;" "MATTERS RELATING TO THE MERGER PROPOSALS-- OPINION OF THE INDEPENDENT FINANCIAL ADVISOR;" "MATTERS RELATING TO THE MERGER PROPOSALS--INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON;" "APPENDIX B--FAIRNESS OPINION OF GOLDMAN, SACHS & CO."

9. Reports,
Opinions,
Appraisals and
Certain
Negotiations

(a) - (c)           "MATTERS RELATING TO THE MERGER PROPOSALS--BACKGROUND OF
                    THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSALS--
                    RECOMMENDATION OF THE SPECIAL COMMITTEE OF THE BOARD OF
                    DIRECTORS; FAIRNESS OF THE MERGER;" "MATTERS RELATING TO THE
                    MERGER PROPOSALS--OPINION OF THE INDEPENDENT FINANCIAL
                    ADVISOR;" "APPENDIX B--FAIRNESS OPINION OF GOLDMAN, SACHS
                    & CO."

10. Interest in
Securities of the
Issuer

(a)                 "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                    MANAGEMENT OF SUNSTONE"
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                                                                              11

(b)                 "COMMON STOCK MARKET PRICE INFORMATION; DIVIDEND
                    INFORMATION"

11. Contracts,
Arrangements or
Understanding with
Respect to the
Issuer's Securities

                    "SUMMARY;" "INFORMATION CONCERNING THE SPECIAL MEETING-- VOTE REQUIRED;" "MATTERS RELATING TO THE MERGER PROPOSALS-- INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON;" "THE MERGER AND THE MERGER AGREEMENT (ITEM NO. 1)--THE MERGER;" and "CERTAIN RELATIONSHIPS AND TRANSACTIONS"

12. Present
Intention and
Recommendation of
Certain Persons
with Regard to
the Transaction

(a) - (b)           "SUMMARY;" "INFORMATION CONCERNING THE SPECIAL MEETING--
                    VOTE REQUIRED;" "MATTERS RELATING TO THE MERGER PROPOSALS--
                    BACKGROUND OF THE MERGER;" "MATTERS RELATING TO THE MERGER
                    PROPOSALS--PURPOSE AND STRUCTURE OF THE MERGER;" "MATTERS
                    RELATING TO THE MERGER PROPOSALS--RECOMMENDATION OF THE
                    SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS; FAIRNESS OF THE
                    MERGER;" "CERTAIN RELATIONSHIPS AND TRANSACTIONS;" and
                    "MATTERS RELATING TO THE MERGER PROPOSALS -- POSITION OF SHP
                    ACQUISITION AND SHP INVESTORS SUB"

13. Other Provisions
of the Transaction

(a)                 "MATTERS RELATING TO THE MERGER PROPOSALS -- APPRAISAL
                    RIGHTS"

(b)                 *

(c)                 *

14. Financial
Information

(a)                 "SELECTED FINANCIAL DATA OF SUNSTONE AND LESSEE"

(b)                 *

15. Persons and
Assets Employed,
Retained or
Utilized

(a) "INFORMATION CONCERNING THE SPECIAL MEETING--PROXY SOLICITATION;" "MATTERS RELATING TO THE MERGER PROPOSALS-- BACKGROUND OF THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSALS--PLANS FOR SUNSTONE AFTER THE MERGER;" and "CERTAIN RELATIONSHIPS AND TRANSACTIONS"

(b) "INFORMATION CONCERNING THE SPECIAL MEETING--PROXY SOLICITATION;" "MATTERS RELATING TO THE MERGER PROPOSALS-- OPINION OF THE INDEPENDENT FINANCIAL ADVISOR;" "MATTERS RELATING TO THE MERGER PROPOSALS--FEES AND

                    EXPENSES;" "APPENDIX B--FAIRNESS OPINION OF GOLDMAN, SACHS & CO."

16. Additional
Information

                    The Proxy Statement, including the Appendices thereto

17.  Material to be
Filed as Exhibits

(a) - (f)           Separately filed with this Schedule 13E-3


* The Item is inapplicable or the answer thereto is in the negative.

ITEM 1.   ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a) The information set forth in "MATTERS RELATING TO THE MERGER PROPOSALS -- GENERAL -- SUNSTONE" in the Proxy Statement is hereby incorporated herein by reference.

     (b) The information set forth on the Cover Page of the Proxy Statement and in "SUMMARY -- VOTING SECURITIES AND VOTES REQUIRED;" and "INFORMATION CONCERNING THE SPECIAL MEETING -- Record Date; Quorum; Outstanding Common Stock and Preferred Stock Entitled to Vote" in the Proxy Statement is hereby incorporated herein by reference.

     (c) The information set forth in "COMMON STOCK MARKET PRICE INFORMATION; DIVIDEND INFORMATION" in the Proxy Statement is hereby incorporated herein by reference.

     (d) The information set forth in "COMMON STOCK MARKET PRICE INFORMATION; DIVIDEND INFORMATION" in the Proxy Statement is hereby incorporated herein by reference.

     (e) The information set forth in "COMMON STOCK MARKET PRICE INFORMATION; DIVIDEND INFORMATION" in the Proxy Statement is hereby incorporated herein by reference.

     (f)  Not applicable.

ITEM 2.   IDENTITY AND BACKGROUND.

     This Schedule 13E-3 is being filed by the Company, SHP Acquisition and SHP Investors Sub. The Company is the issuer of the Common Stock which is the subject of the Rule 13e-3 transaction. The information set forth in "SUMMARY;" "MATTERS RELATING TO THE MERGER PROPOSALS -- GENERAL -- SHP ACQUISITION AND SHP INVESTORS SUB;" "MANAGEMENT OF SUNSTONE;" and "MANAGEMENT OF SHP ACQUISITION AND SHP INVESTORS SUB; MEMBERS OF SHP ACQUISITION" in the Proxy Statement is hereby incorporated herein by reference.

     During the last five years, none of the Company, SHP Acquisition or SHP Investors Sub, nor any person controlling SHP Acquisition or SHP Investors Sub, nor, to the best of their knowledge, any of the persons set forth in "MANAGEMENT OF SUNSTONE" and "MANAGEMENT OF SHP ACQUISITION AND SHP INVESTORS SUB; MEMBERS OF SHP ACQUISITION" in the Proxy Statement has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a) (1) The information set forth in "MATTERS RELATING TO THE MERGER PROPOSALS -- BACKGROUND OF THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSALS -- INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON;" and "CERTAIN RELATIONSHIPS AND TRANSACTIONS" in the Proxy Statement is hereby incorporated herein by reference.

     (a) (2) The information set forth in "MATTERS RELATING TO THE MERGER PROPOSALS -- BACKGROUND OF THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSALS -- PURPOSE AND STRUCTURE OF THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSALS -- INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON;" "CERTAIN RELATIONSHIPS AND TRANSACTIONS;" and "SUMMARY -- OPERATING PARTNERSHIP MERGER" in the Proxy Statement is hereby incorporated herein by reference.

     (b) The information set forth in "MATTERS RELATING TO THE MERGER PROPOSALS -- BACKGROUND OF THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSALS -- INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON;" and "CERTAIN RELATIONSHIPS AND TRANSACTIONS" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 4.   TERMS OF THE TRANSACTION.

     (a) The information set forth in "SUMMARY;" "MATTERS RELATING TO THE MERGER PROPOSALS;" and "THE MERGER AND THE MERGER AGREEMENT (ITEM NO. 1) -- THE MERGER" in the Proxy Statement is hereby incorporated herein by reference.

     (b) The information set forth in "SUMMARY;" "MATTERS RELATING TO THE MERGER PROPOSALS;" and "THE MERGER AND THE MERGER AGREEMENT (ITEM NO. 1) -- THE MERGER" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 5.   PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a) - (g) The information set forth in "SUMMARY -- OPERATING PARTNERSHIP MERGER;" "MATTERS RELATING TO THE MERGER PROPOSALS -- PURPOSE AND STRUCTURE OF THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSALS -- INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON;" "MATTERS RELATING TO THE MERGER PROPOSALS -- CERTAIN CONSEQUENCES OF THE MERGER;" "THE MERGER AND THE MERGER AGREEMENT (ITEM NO. 1) -- THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSALS -- PLANS FOR SUNSTONE AFTER THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSALS -- FINANCING; SOURCE OF FUNDS;" and "COMMON STOCK MARKET PRICE INFORMATION; DIVIDEND INFORMATION" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 6.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) - (c) The information set forth in "SUMMARY -- FAIRNESS OPINION;" "SUMMARY -- FINANCING; SOURCE OF FUNDS;" "MATTERS RELATING TO THE MERGER PROPOSALS -- FINANCING; SOURCE OF FUNDS;" and "MATTERS RELATING TO THE MERGER PROPOSALS -- FEES AND EXPENSES" in the Proxy Statement is hereby incorporated herein by reference.

     (d)  Not Applicable.

ITEM 7.   PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a) - (c) The information set forth in "SUMMARY -- PURPOSE, STRUCTURE AND EFFECTS OF THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSALS -- BACKGROUND OF THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSALS -- PURPOSE AND STRUCTURE OF THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSALS -- RECOMMENDATION OF THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS; FAIRNESS OF THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSALS -- OPINION OF THE INDEPENDENT FINANCIAL ADVISOR;" and "MATTERS RELATING TO THE MERGER PROPOSALS -- POSITION OF SHP ACQUISITION AND SHP INVESTORS SUB" in the Proxy Statement is hereby incorporated herein by reference.

     (d) The information set forth in "SUMMARY -- PURPOSE, STRUCTURE AND EFFECTS OF THE MERGER;" "SUMMARY -- CONFLICTS OF INTEREST OF OFFICERS AND DIRECTORS OF SUNSTONE;" "SUMMARY -- FEDERAL INCOME TAX CONSEQUENCES;" "MATTERS RELATING TO THE MERGER PROPOSALS -- PURPOSE AND STRUCTURE OF THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSALS -- RECOMMENDATION OF THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS; FAIRNESS OF THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSALS -- BENEFITS AND DETRIMENTS TO NONAFFILIATED STOCKHOLDERS;" "MATTERS RELATING TO THE MERGER PROPOSALS -- INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON;" "MATTERS RELATING TO THE MERGER PROPOSALS -- CERTAIN CONSEQUENCES OF THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSALS -- PLANS FOR SUNSTONE AFTER THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSALS -- MATERIAL FEDERAL TAX CONSEQUENCES;" "MATTERS RELATING TO THE MERGER PROPOSALS -- LITIGATION REGARDING THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSALS -- ACCOUNTING TREATMENT;" and "THE MERGER AND THE MERGER AGREEMENT (ITEM NO. 1) -- THE MERGER" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 8.   FAIRNESS OF THE TRANSACTION.

     (a) - (f) The information set forth in "SUMMARY - RECOMMENDATION OF THE BOARD OF DIRECTORS AND THE SPECIAL COMMITTEE;" "INFORMATION CONCERNING THE SPECIAL MEETING -- VOTE REQUIRED;" "MATTERS RELATING TO THE MERGER PROPOSALS -- BACKGROUND OF THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSALS -- PURPOSE AND STRUCTURE OF THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSALS -- RECOMMENDATION OF THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS; FAIRNESS OF THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSALS -- POSITION OF SHP ACQUISITION AND SHP INVESTORS SUB;" "MATTERS RELATING TO THE MERGER PROPOSALS -- BENEFITS AND DETRIMENTS TO NONAFFILIATED STOCKHOLDERS;" "MATTERS RELATING TO THE MERGER PROPOSALS -- OPINION OF THE INDEPENDENT FINANCIAL ADVISOR;" "MATTERS RELATING TO THE MERGER PROPOSALS -- INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON;" and "APPENDIX B -- FAIRNESS OPINION OF GOLDMAN, SACHS & CO." in the Proxy Statement is hereby incorporated herein by reference.

ITEM 9.   REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a) - (c) The information set forth in "MATTERS RELATING TO THE MERGER PROPOSALS -- BACKGROUND OF THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSALS -- RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS; FAIRNESS OF THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSALS -- OPINION OF THE INDEPENDENT FINANCIAL ADVISOR;" and "APPENDIX B -- FAIRNESS OPINION OF GOLDMAN, SACHS & CO." in the Proxy Statement is hereby incorporated herein by reference.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The information set forth in "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF SUNSTONE" in the Proxy Statement is hereby incorporated herein by reference.

     (b) The information set forth in "COMMON STOCK MARKET PRICE INFORMATION; DIVIDEND INFORMATION" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in "SUMMARY;" "INFORMATION CONCERNING THE SPECIAL MEETING -- VOTE REQUIRED;" "MATTERS RELATING TO THE MERGER PROPOSALS -- INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON;" "THE MERGER AND THE MERGER AGREEMENT (ITEM NO. 1) -- THE MERGER;" and "CERTAIN RELATIONSHIPS AND TRANSACTIONS" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

     (a) - (b) The information set forth in "SUMMARY;" "INFORMATION CONCERNING THE SPECIAL MEETING -- VOTE REQUIRED;" "MATTERS RELATING TO THE MERGER PROPOSALS -- BACKGROUND OF THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSALS -- PURPOSE AND STRUCTURE OF THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSALS -- RECOMMENDATION OF THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS; FAIRNESS OF THE MERGER;" "CERTAIN RELATIONSHIPS AND TRANSACTIONS;" and "MATTERS RELATING TO THE MERGER PROPOSALS -- POSITION OF SHP ACQUISITION AND SHP INVESTORS SUB" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

     (a) The information set forth in "MATTERS RELATING TO THE MERGER PROPOSALS -- APPRAISAL RIGHTS" in the Proxy Statement is hereby incorporated herein by reference.

     (b)  Not Applicable.

     (c)  Not Applicable.

ITEM 14.  FINANCIAL INFORMATION.

     (a) The information set forth in "SELECTED FINANCIAL DATA OF SUNSTONE AND LESSEE" in the Proxy Statement is hereby incorporated herein by reference. The consolidated financial statements of the Company are hereby incorporated by reference to the Company's consolidated financial statements, related notes thereto and other financial information contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1998 as filed on March 30, 1999, as amended by Annual Report on Form 10-K/A as filed on July 15, 1999, and in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 as filed on May 17, 1999, as amended by Quarterly Report on Form 10-Q/A as filed on July 15, 1999.

     (b)  Not Applicable.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) The information set forth in "INFORMATION CONCERNING THE SPECIAL MEETING -- PROXY SOLICITATION;" "MATTERS RELATING TO THE MERGER PROPOSALS -- BACKGROUND OF THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSALS -- PLANS FOR SUNSTONE AFTER THE MERGER;" and "CERTAIN RELATIONSHIPS AND TRANSACTIONS" in the Proxy Statement is hereby incorporated by reference.

     (b) The information set forth in "INFORMATION CONCERNING THE SPECIAL MEETING -- PROXY SOLICITATION;" "MATTERS RELATING TO THE MERGER PROPOSALS -- OPINION OF THE INDEPENDENT FINANCIAL ADVISOR;" "MATTERS RELATING TO THE MERGER PROPOSALS -- FEES AND EXPENSES;" and "APPENDIX B - FAIRNESS OPINION OF GOLDMAN, SACHS & CO." in the Proxy Statement is hereby incorporated by reference.

ITEM 16.  ADDITIONAL INFORMATION.

     The information set forth in the Proxy Statement and the Appendices thereto and the Exhibits hereto is incorporated herein by reference.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

2.1 Agreement and Plan of Merger, dated as of July 12, 1999, among SHP Acquisition, SHP Investors Sub and the Company, which is incorporated herein by reference to Appendix A to the Proxy Statement.

99.1 Proxy Statement filed by the Company with the Commission on even date hereof and hereby incorporated by reference.

99.2 Letter to Stockholders of the Company from the Company, filed by the Company with the Commission on even date hereof and hereby incorporated by reference.

99.3 Notice of Special Meeting of the Stockholders of the Company filed by the Company with the Commission on even date hereof and hereby incorporated by reference.

99.4 Opinion of Goldman, Sachs & Co., dated July 12, 1999, incorporated by reference to Appendix B to the Proxy Statement.

99.5 Financial Analysis Presentation Materials prepared by Goldman, Sachs & Co. in connection with providing its opinion to the Special Committee of the Board of Directors of the Company.

99.6 Financing Commitment Letter, dated July 12, 1999, from PW Real Estate Investments Inc. to Westbrook Real Estate Fund III, L.P., incorporated by reference to Exhibit G to the Merger Agreement, as filed on the Company's Form 8-K/A dated July 14, 1999.

99.7 Voting Agreement, dated as of July 12, 1999, among Westbrook Real Estate Fund I, L.P., Robert A. Alter, Charles L. Biederman, SHP Acquisition and the Company and Limited Irrevocable Proxy of Westbrook Real Estate Fund I, L.P., Robert A. Alter and Charles
               L. Biederman, incorporated by reference to Exhibit C to the Merger Agreement, as filed on the Company's Form 8-K/A dated July 14, 1999.

99.8 Amended and Restated Limited Liability Company Agreement of SHP Acquisition, dated as of July 12, 1999.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 18, 1999

                                    Sunstone Hotel Investors, Inc.

                                        By  /s/ R. Terrence Crowley
                                           -------------------------------------
                                           Name:   R. Terrence Crowley
                                           Title:  Authorized Person

                                    SHP Acquisition, L.L.C.

                                        By  /s/ Paul Kazilionis
                                           -------------------------------------
                                           Name:   Paul Kazilionis
                                           Title:  Manager

                                    SHP Investors Sub, Inc.

                                        By  /s/ Jonathan H. Paul
                                           -------------------------------------
                                           Name:   Jonathan H. Paul
                                           Title:  President

                                 EXHIBIT INDEX

Exhibit        Description

2.1 Agreement and Plan of Merger, dated as of July 12, 1999, among SHP Acquisition, SHP Investors Sub and the Company, which is incorporated herein by reference to Appendix A to the Proxy Statement.

99.1 Proxy Statement filed by the Company with the Commission on even date hereof and hereby incorporated by reference.

99.2 Letter to Stockholders of the Company from the Company, filed by the Company with the Commission on even date hereof and hereby incorporated by reference.

99.3 Notice of Special Meeting of the Stockholders of the Company filed by the Company with the Commission on even date hereof and hereby incorporated by reference.

99.4 Opinion of Goldman, Sachs & Co., dated July 12, 1999, incorporated by reference to Appendix B to the Proxy Statement.

99.5 Financial Analysis Presentation Materials prepared by Goldman, Sachs & Co. in connection with providing its opinion to the Special Committee of the Board of Directors of the Company.

99.6 Financing Commitment Letter, dated July 12, 1999, from PW Real Estate Investments Inc. to Westbrook Real Estate Fund III, L.P., incorporated by reference to Exhibit G to the Merger Agreement, as filed on the Company's Form 8-K/A dated July 14, 1999.

99.7 Voting Agreement, dated as of July 12, 1999, among Westbrook Real Estate Fund I, L.P., Robert A. Alter, Charles L. Biederman, SHP Acquisition and the Company and Limited Irrevocable Proxy of Westbrook Real Estate Fund I, L.P., Robert A. Alter and Charles L.

               Biederman, incorporated by reference to Exhibit C to the Merger Agreement, as filed on the Company's Form 8-K/A dated July 14, 1999.

99.8 Amended and Restated Limited Liability Company Agreement of SHP Acquisition, dated as of July 12, 1999.